UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEW AMERICA HIGH INCOME FUND INC
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

641876800
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,850,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,850,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,850,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 23,374,744 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 9/6/23

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,850,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,850,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,850,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 23,374,744 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 9/6/23

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,850,299
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,850,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,850,299
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 23,374,744 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 9/6/23

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the SEC on 11/14/23; with respect to the common shares of NEW AMERICA HIGH INCOME FUND INC. This Amendment No. 1 amends Items 4, 5, 6 and 7 below.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $12,279,745 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On January 19, 2024, Saba Capital Master Fund, Ltd. ("SCMF"), a private fund advised by Saba Capital, submitted to the Issuer a notice of intent informing the Issuer of its intention to nominate a slate of five independent trustee candidates - Karen Caldwell, Ketu Desai, Garry Khasidy, Jonathan Zucker and Jassen Trenkow (the "Nominees"), for election to the Board at the Issuer's 2024 annual meeting of shareholders (the "Annual Meeting").

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 23,374,744 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 9/6/23

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected within the past sixty days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Each of the Nominees has entered into a nomination agreement (collectively, the "Nominee Agreement") with Saba Capital substantially in the form attached as Exhibit 2 to this Schedule 13D/A whereby the Nominees agreed to stand for election as individual trustees of the Issuer in connection with a proxy solicitation which may be conducted in respect of the 2024 Annual Meeting and agreed not to acquire or dispose of any securities of the Issuer without prior written approval of Saba Capital and whereby, Saba Capital has agreed to advance an amount not to exceed $5,000 to cover the reimbursement of fees the nominees may incur in connection with their nominations and defend and indemnify the Nominees against, and with respect to, any losses that may be incurred by the Nominees in the event they become a party to litigation based on their nominations as candidates for election to the Board and the solicitation of proxies in support of their election. The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit 2 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2:	Form of Nominee Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 23, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
11/28/2023	Buy	25,546	6.77
11/29/2023	Buy	5,218	6.83
11/30/2023	Buy	19,197	6.82
12/1/2023	Buy	23,268	6.89
12/7/2023	Buy	7,224	6.88
12/12/2023	Buy	1,783	6.84
12/15/2023	Buy	14,739	7.07
1/2/2024	Buy	15,970	7.10
1/3/2024	Buy	4,132	7.09
1/4/2024	Buy	10,874	7.13
1/5/2024	Buy	12,282	7.18